UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JULY 26, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                           No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                          No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                          No   ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated  July 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  July 26, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES SECOND QUARTER 2007 EARNINGS
RELEASE AND CONFERENCE CALL

Athens, Greece– July 25, 2007 – Capital Product Partners L.P. (NASDAQ: CPLP) today announced that it will release financial results for the period ended June 30, 2007 on Tuesday, July 31, 2007, before the market open.  Following the release of its results, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Tuesday, July 31, 2007 at 10:00 am ET.

The public is invited to listen to the conference call by dialing 1-888-935-4577 (US and Canada), or +1 718-354-1388 (international), 10 minutes prior to the start of the call.  No access code is required.  An audio webcast of the conference call will run simultaneously on the company’s website at www.capitalpplp.com.  The relevant link will be found in the Investor Relations section of the website.

A replay of the call will be available from Tuesday, July 31, 2007 through 12:00 am ET on Wednesday, August 8, 2007.  The replay can be accessed by calling 1-866-883-4489 (US and Canada) or +1 718-354-1112 (international).  The access code for the replay is 8710554#.  A replay of the webcast can also be accessed from the company’s website and will be available for 30 days following the call.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP - News), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. Following the delivery of the M/T Akeraios on July 13, 2007, Capital Product Partners L.P. now owns 10 MR Ice Class 1A product tankers and has an agreement to purchase five additional product tankers from Capital Maritime & Trading Corp. All 15 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley and Overseas Shipholding Group Inc.

CPLP-F

Contacts:

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com